Exhibit 99.1

News Release

PRIME INFRASTRUCTURE SECURITYHOLDERS APPROVE BROOKFIELD INFRASTRUCTURE MERGER

November 5, 2010 (Eastern Standard Time) – Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (“Brookfield Infrastructure”) is pleased to announce that the overwhelming majority of Prime Infrastructure’s (ASX: PIH) (“Prime”) securityholders voted in favour of an offer to merge the companies at the November 4th Scheme Meetings held in Sydney, Australia.  Over 98% of total shares and 95% of securityholders represented at the meeting voted in favour, satisfying a critical condition of the merger.

The transaction remains subject to certain regulatory approvals and a number of other matters as referred to in the detailed documents that have been mailed to Prime securityholders.  The merger is expected to close on or about December 8, 2010.

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Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions to BIP holders. The Partnership’s units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “remains”, “expected”, derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements about the anticipated successful completion of the Prime merger and the timing and closing requirements of the transaction described herein. Although Brookfield Infrastructure believes that the anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: the possible exercise of termination rights under the definitive agreement with Prime, economic and financial conditions in the countries in which Brookfield Infrastructure and Prime Infrastructure each do business; the behaviour of financial markets, the ability to complete acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors detailed from time to time in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein, and we caution that the foregoing factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Infrastructure disclaims any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please contact:

Investor Relations Michael Botha SVP, Finance Tel: 416-359-7871 Email: mbotha@brookfield.com	Media Relations Andrew Willis SVP, Communications and Media Tel: 416-369-8236 Email: Andrew.willis@brookfield.com